Exhibit 21.1

SUBSIDIARIES OF RAM ENERGY RESOURCES, INC.

Name of Subsidiary	State of Organization
RAM Energy, Inc.	Delaware
RWG Energy, Inc.	Delaware
RLP Gulf States, L.L.C.	Oklahoma
Great Plains Pipeline Company	Delaware
Magic Circle Acquisition Corp.	Oklahoma
Carmen Development Corporation	Oklahoma
WG Operating, Inc.	Texas
WG Pipeline LLC	Texas